SUB-ITEM 77K
Changes in registrants certifying accountant:
Rice Hall James SMID Cap Portfolio
Rice Hall James Small Cap Portfolio
Rice Hall James Micro Cap Portfolio (collectively the Funds)

811-6400
On May 16, 2016, the Board of Trustees of the above-referenced Funds, upon recommendation of the Audit
Committee, engaged BBD LLP (BBD) as the independent registered public accounting firm to the Funds. On
May 16, 2016, PricewaterhouseCoopers LLP (PwC) resigned as the independent registered public accounting firm to the Funds.
PwCs reports on the Funds for the two most recent fiscal years ended October 31, 2014 and October 31,
2015 contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.
For the two most recent fiscal years ended October
31, 2014 and October 31, 2015 and the subsequent interim period through May 16, 2016, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreements in connection with its reports on the Funds financial statements.
The Registrant has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter is filed as an exhibit hereto.